February 15, 2017

AIG Consumer Insurance 21650 Oxnard St Suite 750 Woodland Hills, CA 91367 www.aig.com Helena Lee Assistant General Counsel Legal Department T + 1 310 772 6259 F +1 310 772 6569	VIA EDGAR & OVERNIGHT MAIL Ms. Katie Sabo U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
hlee@sunamerica.com	Re:	Variable Separate Account (“Registrant”)
American General Life Insurance Company (“Depositor”)
Polaris Platinum III Variable Annuity
Post-Effective Amendment No. 10 and Amendment No. 10 on Form N-4
File Numbers: 333-185762 and 811-03859

Dear Ms. Sabo:

We are contacting you regarding Post-Effective Amendment No. 10 (the “New Amendment”) filed on February 15, 2017 that will automatically become effective on April 17, 2017.

Revisions that will be made in the New Amendment relating to the contract value death benefit, the optional Return of Purchase Payment death benefit, the new Minimum Income Base (“MIB”) feature to the Polaris Income Plus Daily living benefit and the Polaris Income Plus Daily living benefit fee are identical to revisions we intend to make in Depositor’s other variable annuity products registered on Form N-4 (“Other Registration Statements”).

Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the contract value death benefit, Return of Purchase Payment death benefit, and the Polaris Income Plus Daily living benefit in the Amendment for the Other Registration Statements.

Below are the file numbers for the Other Registration Statements to which we propose these identical revisions:

Product Name	File Numbers	Filing Type	Issuing Life Company
Polaris Platinum III	333-185762 811-03859	485(b)	American General Life Insurance Company
Polaris Preferred Solution	333-185778 811-03859	485(b)	American General Life Insurance Company
Polaris Advisory Income	333-213338 811-03859	485(b)	American General Life Insurance Company
Polaris Retirement Protector	333-185787 811-03859	485(b)	American General Life Insurance Company

The Depositor and the Registrant undertake to make the following representations in support of this request:

•

Because the contract value death benefit, Return of Purchase Payment death benefit, and Polaris Income Plus Daily living benefit in the Other Registration Statements are identical to the New Amendment, the Registrant will be able to revise the post-effective amendment to the Other Registration Statements effectively to reflect Commission staff comments made on the New Amendment.

• The Registrant will make corresponding changes to the post-effective amendments to the Other Registration Statements in response to comments made by the Commission staff on the New Amendment.
•

The post-effective amendments to the Other Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee